SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1 )


                              GUTHRIE SAVINGS, INC.
                              ---------------------
                                (Name of issuer)


                     Common Stock $0.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                    403458102
                            ------------------------
                                 (CUSIP Number)


                           Samuel J. Malizia, Esquire
                      Malizia, Spidi, Sloane & Fisch, P.C.
                       1301 K Street, N.W., Suite 700 East
                             Washington, D.C. 20005
                                 (202) 434-4660
                 -----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 26, 1999
                     ---------------------------------------
                     (Date of event which requires filing of
                                 this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 4 Pages)

CUSIP No.  403458102                   13D             Page 2 of 4 Pages
-------------------------                          -----------------------------


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William L. Cunningham

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) o
                                                                          (b) o

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                          N/A
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                               o


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


   NUMBER OF             7         SOLE VOTING POWER
     SHARES                                   18,029
  BENEFICIALLY           8         SHARED VOTING POWER
    OWNED BY                                  13,553
      EACH               9         SOLE DISPOSITIVE POWER
   REPORTING                                  18,029
  PERSON WITH           10         SHARED DISPOSITIVE POWER
                                              10,125


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              31,582


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                       o


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6%


  14     TYPE OF REPORTING PERSON
         IN

Item 2.  Identity and Background
--------------------------------

         The name and business address of the person filing this Statement is William L. Cunningham, 120 N. Division, Guthrie, Oklahoma 73044. Mr. Cunningham is the President, Chief Executive Officer and a director of the Issuer. During the last five years, Mr. Cunningham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cunningham is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         On May 26, 1999, the execution of a stock purchase agreement by the issuer with a third party resulted in the acquisition of beneficial ownership of additional shares of common stock. The acquisition of beneficial ownership of additional shares did not require any additional funds or consideration from Mr. Cunningham because none of the shares were purchased by him.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         On May 26, 1999, the execution of a stock purchase agreement by the issuer with a third party resulted in the acquisition of beneficial ownership of additional shares of common stock. The acquisition of beneficial ownership of additional shares did not require any additional funds or consideration from Mr. Cunningham because none of the shares were purchased by him.

         On May 26, 1999, Mr. Cunningham acquired sole voting and dispositive power over 2,061 shares of common stock through the vesting of shares held in the management stock bonus plan and acquired the right to exercise options to purchase an additional 5,152 shares of common stock (over which he would possess sole voting and dispositive power). During the past 60 days, Mr. Cunningham acquired 699 shares through an employee stock ownership plan over which he shares voting power and holds no dispositive power.

         As a result of the transactions described in the prior sentence, Mr. Cunningham possesses beneficial ownership over 31,582 shares, representing 7.6% of the outstanding common stock. More specifically, Mr. Cunningham possesses sole voting and dispositive power over 12,878 shares of common stock that may be acquired through the exercise of options, plus an additional 5,150 shares of common stock. Mr. Cunningham possesses shared voting and dispositive power over 10,125 shares and possesses shared voting power and no dispositive power over 3,428 shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 27, 1999                            /s/ William L. Cunningham
      -----------------                       ----------------------------------
                                              William L. Cunningham